K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

September 19, 2022
FILED VIA EDGAR
Christina DiAngelo Fettig
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Accounting Comments on the Registration Statement on Form N-14 for Neuberger Berman ETF Trust - Neuberger Berman Commodity Strategy ETF (File Nos. 333-261613; 811-23761)

Dear Ms. Fettig:
This letter responds to your comments, discussed in our telephone conversation on August 31, 2022, regarding your review of the Registration Statement filed on Form N-14 on August 15, 2022 (“Registration Statement”).  The Registration Statement was filed for the purpose of reorganizing Neuberger Berman Commodity Strategy Fund (“Target Fund”), a series of Neuberger Berman Alternative Funds, into Neuberger Berman Commodity Strategy ETF (the “Acquiring ETF”), a newly formed series of Neuberger Berman ETF Trust (“Reorganization”).  The Registration Statement filed on N-14 went effective on September 14, 2022 pursuant to Rule 488 under the Securities Act of 1933.  We filed the definitive combined prospectus and information statement and statement of additional information on September 16, 2022.  Unless otherwise stated herein, defined terms have the same meaning as used in the Registration Statement.

Combined Prospectus and Information Statement
Comment 1: In the “Questions and Answers” section, the response to Question 12 details certain “other expenses”, noting that such expenses will be lower for the Acquiring ETF as compared to the Target Fund.  Please revise the disclosure to indicate the specific class of the Target Fund that is being compared to the Acquiring ETF.

Response: The Registrant has made the requested change.

Comment 2: In the “Questions and Answers” section, Question 16, please include disclosure that Neuberger Berman Investment Advisers LLC will bear the costs of the Reorganization whether or not the Reorganization is consummated.  Please include the requested language in each place that disclosure regarding the costs of the Reorganization appears.

Response: The Registrant has made the requested change.

Ms. Christina DiAngelo Fettig
Division of Investment Management
Securities and Exchange Commission
September 19, 2022

Comment 3: On the cover page, please include hyperlinks to each document that is incorporated by reference.
Response: The Registrant has made the requested change.
Comment 4: In the “Fees and Expenses” section, please confirm in correspondence that the fees presented in the Fee Tables represent current fees, in accordance with Item 3 of Form N-14.
Response: The Registrant confirms that the fees and expenses shown in the fee table are the current fees, in accordance with Item 3 of Form N-14.
Comment 5: In the “Fees and Expenses” section, please confirm whether expenses subject to recoupment by the Target Fund will be carried over to the Acquiring ETF.  If such expenses will be carried over, please add disclosure stating that such expenses will be carried over.  In addition, please add disclosure stating the amounts that will be carried over along with the expiration date of such amounts.
Response: The Registrant confirms that expenses subject to recoupment by the Target Fund’s Institutional Class will be carried over to the Acquiring ETF.  The Registrant notes that since only the expenses subject to recoupment of the Target Fund’s Institutional Class will be carried over, it has added disclosure about that, as well as the amounts from the Institutional Class that will be carried over, along with the expiration date of such amounts.
Comment 6: In the “Fees and Expenses-Expense Example” section, please revise the fourth sentence to indicate that the expense limitations remain in effect for more than a one-year period.
Response: The Registrant has made the requested change.
Comment 7: In the “Comparison of the Target Fund and Acquiring ETF-Performance History” section, please disclose which class of shares will be the accounting and performance survivor for the Acquiring ETF.  Please include this information in each place that the accounting and performance survivor is discussed.
Response: The Registrant confirms that the Institutional Class shares will be the accounting and performance survivor for the Acquiring ETF and has made the requested changes.
Comment 8:   In the “Comparison of the Target Fund and Acquiring ETF-Performance History” section, please provide June 30, 2022 year-to-date performance information per Form N-1A, Item 4(b)(2)(ii).
Response: The Registrant has made the requested change.
Comment 9: In the “Additional Information Relating to the Conversion-Federal Income Taxes” section, please include disclosure on any available capital loss carry forwards of the Target Fund and the potential loss or limitation on the use of those capital loss carry forwards as a result of the Reorganization.  If the Target Fund has capital loss carry forwards available, please disclose the amount.
Response: The Registrant has made the requested change.

Ms. Christina DiAngelo Fettig
Division of Investment Management
Securities and Exchange Commission
September 19, 2022

Comment 10: In “Appendix B - Financial Highlights”, please include the April 30, 2022 semi-annual financial highlights.

Response:  The Registrant has made the requested change.

Comment 11:  In “Appendix B - Financial Highlights”, please revise the disclosure related to the six months ended April 30 to include the current year.

Response: The Registrant has made the requested change.

Statement of Additional Information
Comment 12:  On the cover page, please include hyperlinks to each document that is incorporated by reference.
Response:  The Registrant has made the requested change.
Comment 13: Please include the disclosure requirements per Regulation S-X 6-11(d).
Response: The Registrant has made the requested change.
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If you have any further comments or questions regarding these filings, please contact Stacy Fuller at (202) 778-9475 or stacy.fuller@klgates.com or Franklin Na at (202) 778-9473 or franklin.na@klgates.com. Thank you for your attention to these matters.
Sincerely,
/s/ Stacy Fuller Stacy Fuller	/s/ Franklin Na Franklin Na